PACIFIC WEBWORKS, INC. [logo]

November 20, 2008

Via EDGAR

Mr. Mark Kronforst, Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561, 100 F Street, N.E.

Washington, D.C. 20549

RE:

Pacific Webworks, Inc.

Form 10-K for fiscal year ended December 31, 2007

Filed March 31, 2008

File No. 000-26731

Dear Mr. Kronforst,

This letter is in response to your comment letter dated October 10, 2008 regarding the above identified Form 10-K of Pacific WebWorks Inc. (the “Company”).  The Company is filing via EDGAR this response letter; however, the Company will file an amendment to the Form 10-K at a later date because your comments have questioned the accounting treatment of several items in our financial statements. Since the accounting treatment is a material issue and is in question, we will delay filing an amended Form 10-K until these matters are resolved to your satisfaction.

Accordingly, we have provided our responses to your comments and upon your review and acceptance of our accounting treatment, the Company will file an amended Form 10-K.  We have restated your comments on the following pages and each comment is followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities

Recent Sales of Unregistered Securities, page 14

Comment 1.

Please explain why you did not file a Form 8-K for your sales of unregistered securities on November 9, 2007.  Refer to Item 3.02 of Form 8-K.

Response: The Company inadvertently overlooked the filing of the Form 8-K to disclose the sale of the unregistered securities due to management’s focus on preparing and filing its 10-Q, which was filed on November 14, 2007.  The omission was discovered when preparing the Form 10-K for the period ended December 31, 2007 and the disclosure was included in that periodic report.

voice: 801-578-9020

230 W 400 S. 1st. FLR

Salt Lake City, Utah 84111

www.pacificwebworks.com

fax: 801-578-9019

Mr. Kronforst

November 20, 2008

Consolidated Financial Statements

Consolidated Statement of Operations, page 23

Comment 2.

Please explain your basis for classifying your goodwill impairment as a non-operating expense.  In this regard, it appears that it relates to your central operations.

Response:  Management reviewed the guidance in SFAS No. 142, paragraph 43 and determined that it was proper to classify the impairment of goodwill above the subtotal “income from continuing operations” as we did in our 2006 Form 10-KSB.  We also reviewed the guidance in APB 30, paragraph 26, and FTB 82-1, paragraph 6.  We note that the guidance suggests that charges that are non-operating should be either infrequent or unusual in nature.  Management believed that this charge was an unusual charge to the Company, but was unsure, at that time if the charge would be infrequent.  Therefore, the Company felt that the best presentation would be as a component of other income and expenses.  Should this charge occur again we will revisit the guidance cited to determine the best presentation.

Comment 3.

Explain you basis for classifying the 2007 Intellipay lease accrual reduction in other income.  As part of your response, please tell us where you recorded the original lease accrual on your Statement of Operations.

Response:  The original lease accrual was recorded in General and Administrative expense over a period of many years.  Because of the period of time that the expenses were accrued and presented in General and Administrative expense, spanning multiple quarters and year ends, management felt that recovering it as a reduction of General and Administrative expense would not present an accurate comparative picture of the current period.

Comment 4.

Your disclosures on page 38 indicate that you recorded $20,000 in income from discontinued operations in 2007.  Tell us how your income statement classification of this income complies with the guidance in paragraph 44 of SFAS 144.

Response:  The Company has reviewed the guidance in paragraph 44 of SFAS 144 and noted that the presentation provided by the Company was not appropriate.  The Company included this amount as part of other income and expenses, accordingly, we have attached a statement of operations with the proper presentation.  We note that the discontinued operations had zero affect on the earnings per share calculation of the Company.  We understand the correct presentation and have implemented procedures to ensure that, should the Company have discontinued operations in the future, the proper presentation will be followed.  Please see the revised Consolidated Statement of Operations attached to this response that classifies $20,000 of income from discontinued operations in compliance with the guidance in paragraph 44 of SFAS 144.

Comment 5.

We note your presentation of basic and diluted per share for income (loss) from continuing operations.  Please explain your basis for this presentation.  In this regard, we note that this amount appears to exclude the impact of your income tax benefit.  We further note that you have not disclosed discontinued operations in the periods presented.  Similar concerns apply to your disclosure on page 30.

Mr. Kronforst

November 20, 2008

Response:  The Company applied the guidance given in SFAS 128, paragraph 36.  However, upon review of paragraph 37 we noted that our presentation was not complete.  In future filings we will apply the guidance in both paragraphs 36 and 37.  The attached schedule showing the presentation of earnings per share on the Consolidated Statement of Operations and footnote disclosure is the format that will be used in future filings.

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Earnings (loss) Per Share, page 30

Comment 6.

Please explain how your calculations of net income (loss) per share conform to the guidance in SFAS 128.  As part of your response, specifically address the following:

•

The shares used to calculate 2007 basic weighted-average common shares outstanding appear to be the ending balance of shares outstanding rather than the weighted-average shares outstanding during the period.  In this regard, we note that it appears that the shares you issued during 2007 were treated as outstanding for the entire year rather than weighting the shares for the portion of the year that they were outstanding.  Please tell us how your calculation of basic earnings per share complies with paragraph 8 of SFAS 128; and

•

It appears that you have included all of your outstanding stock options in your 2007 diluted weighted-average shares outstanding.  Under the treasury stock method, options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the options.  Please tell us how your calculation of diluted earnings per share complies with paragraphs 17 to 19 of SFAS 128.

Similar concerns apply to your Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

Response to first bullet:  The Company has reviewed the number of shares calculated as the weighted average number of shares and have found them to be in error.  Please see the attached schedules showing the proper number of shares outstanding.

Response to second bullet:  Per further review of paragraphs 17 through 19 of SFAS No. 128, we noted that all of the outstanding options were used in the diluted earnings per share calculation in error.  The Company applied the guidance in the paragraphs noted above and we have determined that the attached schedules show the proper number of options.  The Company will use this format in future filings to properly reflect diluted earnings per share.

Mr. Kronforst

November 20, 2008

Note 6 – Stockholders’ Equity, page 32

Comment 7.

We have the following comments on how you apply SFAS 123(R) to your stock option awards:

•

We note that the exercise price of the options granted in 2006 equals the grant date fair value.  Please confirm to us that the grant date fair value was based on an appropriate valuation technique (i.e. Black Scholes);

•

It appears that you are recording share-based compensation expense in the periods that options are granted rather than over the requisite service period.  Explain how your expense recognition complies with paragraphs 39 to 42 of FAS 123(R); and

•

Your disclosure on page 29 indicates that, in the period ended December 31, 2006, you recognized compensation cost of $58,975 and $4,276.  However, we also note your disclosures on page 33 indicating that you recorded $59,154 of compensation expense in 2006.  Please reconcile these amounts.

Response to first bullet:  The Company uses the Black-Scholes model to estimate fair value for options pricing as has been disclosed in the 2007 Form 10-KSB.

Response to second bullet:  During the year ended December 31, 2007 the Company recorded expenses related to share based employee compensation (option awards) at the time the options were vested or the end of the vesting period.  After review of FAS 123 R paragraphs 39-42 we see that compensation costs should be recognized over the period during which the employee is required to provide service in exchange for an award (vesting period).  Since the Company periodically enters into transactions of this type, we will apply this guidance in future filings.

Response to third bullet:  $59,154 was recognized as compensation for valuation of stock options during the period ended December 31, 2006.  The compensation cost of $58,975 and $4,276 relates to year ended December 31, 2005, as is indicated on page 29 of the 2007 10-K.

Comment 8.

It does not appear that you have provided all of the disclosures required by paragraphs 64 and A240 of SFAS 123(R).  Please explain to us how you have addressed each of the required disclosures in these paragraphs.

Response:  After further review of paragraphs 64 and A240 of SFAS 123 (R) the Company feels that they have addressed each of the required disclosures.

A.

The nature and terms of the arrangements that existed during the period and the potential effects of those arrangements on shareholders.

1)

Note 6 – Stockholders’ Equity under Equity Incentive Plan details the plan as amended on March 15, 2007.  The tables included in Note 6 under “Information with respect to the Company’s stock options follows:” and “Employee stock options outstanding and exercisable under this plan as of December 31, 2007 are:” further details the

Mr. Kronforst

November 20, 2008

arrangements.  Pacific WebWorks also discloses the calculation for weighted average common shares used in the fully diluted earnings (loss) from continuing operations per share.

B.

The effect of compensation cost arising from share-based payment arrangements on the income statement.

1)

Compensation costs arising from share based payments is recorded on the income statement and the Company will make this more clear in future filings.  Also, the effect is further detailed under Note 6 as follows:

“The Company has elected to measure and record compensation cost relative to performance stock option costs in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which requires the Company to use the Black-Scholes pricing model to estimate the fair value of options at the option date grant, $59,154 and $42,083 was recognized for the year ended December 31, 2006 and 2007, respectively.  The fair value of the option grant was established at the date of grant using the Black-Scholes option pricing model with the following assumptions:”

	2006	2007
Five Year Risk Free Interest Rate	4.85%	3.90%
Dividend Yield	0%	0%
Volatility	120%	135%
Average Expected Term (Years to Exercise)	5	5

C.

The method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period.

1)

See the applicable portions of Note 6 provided in the prior paragraph under B 1) of this response.

D.

The cash flow effects resulting from share-based payment arrangements.

1)

Pacific WebWorks’ cash flow statement provides line item detail of valuation of stock options.

Note 9 – Income Taxes, page 37

Comment 9.

Tell us how you considered the disclosures required by FASB Interpretation No. 48.

Response:  The Company considered the guidance found in FASB Interpretation No. 48, paragraph 21 when disclosures were made for the Company’s accounting for income tax.  The deferred tax asset stems from the Company’s prior net operating losses where the standard is “more likely than not” that the

Mr. Kronforst

November 20, 2008

benefit would be allowed by the taxing authority.  In reviewing FIN 48, the Company determined that the disclosures that were presented reflect and satisfy the “more likely than not” standard.  Prior to the year ended December 31, 2007, the Company was unsure that they would have sufficient income to use the net operating loss carryforwards.  In 2007, the Company generated income that was offset by prior tax losses.  Management determined that their business focus and change in marketing strategy would result in subsequent income, as well, and determined that a tax benefit should be reflected.  The Company determined that to be conservative it would calculate the probable recovery of tax losses for a five year period.  The Company determined that this would amount to approximately $600,000.

Note 10 – Segment Reporting, page 38

Comment 10.

We note the business unit disclosures you have provided and have the following comments:

•

Please tell us how you considered providing a total column which reconciles to your Consolidated Statements of Operations;

•

The amounts labeled as “Net income (loss)” for 2007 do not reconcile to “Net income (loss)” on your Consolidated Statements of Operations.  In this regard, it appears that these amounts reconcile to “Income Before Income Taxes.”  Please advise; and

•

We note that the amounts labeled as “Net income (loss)” for 2006 do not reconcile to any amounts on your Consolidated Statements of Operations.  Please advise.

Similar concerns apply to your Form 10-Q for the quarter ended June 30, 2008.

Response to first bullet:  Upon review of our business unit disclosures, management has recognized that they did not include total columns for their disclosure.  Below is the business unit disclosure that agrees to the Statement of Operations.    Accordingly, the Company will revise its disclosure to include a total column in future filings.

Response to second bullet:  Upon closer review the business unit disclosures do reconcile back to “Income Before Income Taxes” business unit disclosures reconciling to “Net Income (Loss)” would be presented as follows:

Year ended Dec. 31, 2007[a]	Pacific WebWorks	IntelliPay	TradeWorks	FundWorks	Discontinued Operations [b]	Total
Revenues, net	$ 9,483,517	$ 566,527	$ 541,466	$ 120,260	$ -	$ 10,771,770
Net income (loss)	$ 2,429,594	$ 203,168	$ (1,811,727)	$ 35,193	$ 20,000	$ 876,228

Mr. Kronforst

November 20, 2008

Response to third bullet:  Proper reconciliation of business unit disclosures would be presented as follows:

Year ended Dec. 31, 2006[a]	Pacific WebWorks	IntelliPay	TradeWorks	FundWorks	Discontinued Operations [b]	Total
Revenues, net	$ 671,218	$ 533,577	$ 2,754,769	$ 340,117	$ –	$ 4,299,681
Net income (loss)	$ (1,308,029)	$ 141,927	$ 143,232	$ (3,563)	$ –	$ (1,026,433)

Six Months ended June 30, 2007[a]	Pacific WebWorks	IntelliPay	TradeWorks	FundWorks	Discontinued Operations [b]	Total
Revenues, net	$ 4,025,263	$ 292,723	$ 417,700	$ 75,053	$ –	$ 4,810,739
Net income (loss)	$ 689,484	$ 89,259	$ (826,953)	$ 39,360	$ 20,000	$ 11,150

Six Months ended June 30, 2008[a]	Pacific WebWorks	IntelliPay	TradeWorks	FundWorks	Discontinued Operations [b]	Total
Revenues, net	$ 5,312,995	$ 245,804	$ 4,028	$ 13,888	$ –	$ 5,576,715
Net income (loss)	$ 989,044	$ 79,237	$ (780,695)	$ (9,555)	$ –	$ 278,031

Three Months ended June 30, 2007[a]	Pacific WebWorks	IntelliPay	TradeWorks	FundWorks	Discontinued Operations [b]	Total
Revenues, net	$ 2,890,340	$ 165,943	$ 218,702	$ 28,000	$ –	$ 3,302,985
Net income (loss)	$ 677,581	$ 53,893	$ (640,926)	$ 13,716	$ 20,000	$ 124,264

Three Months ended June 30, 2008[a]	Pacific WebWorks	IntelliPay	TradeWorks	FundWorks	Discontinued Operations [b]	Total
Revenues, net	$ 2,324,824	$ 117,081	$ 3,221	$ 5,555	$ –	$ 2,450,681
Net income (loss)	$ 790,774	$ (6,537)	$ (530,606)	$ (13,194)	$ –	$ 240,437

Mr. Kronforst

November 20, 2008

Item 9A.  Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 40

Comment 11.

Please tell us how you considered disclosures required by Item 308T(a)(1) of Regulation S-K.

Response: In accordance with Item 308T(a)(1) Item 9A of should be revised as follows:

“Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible to establish and maintain adequate internal control over financial reporting.  Our Chief Executive Officer, who also acts in the capacity of principal financial officer, is responsible to design or supervise a process that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The policies and procedures include: . . .”

* * * * * * * *

In connection with our response to your comments, the Company acknowledges that

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

Pacific WebWorks
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2006	2007	Comment
Revenues
Software, access and license fees	$1,234,923	$1,250,366
Hosting, gateway and maintenance fees	1,044,309	8,968,344
Training and education	1,222,409	196,556
Merchant accounts, design and other	798,040	296,505
	4,299,681	10,711,770
Cost of sales	512,594	364,482
Gross profit	3,787,086	10,347,288
Selling expenses	2,323,267	7,151,288
Research and development	250,224	307,490
General and administrative	1,265,041	2,718,961
Depreciation and amortization	29,404	30,657
Impairment of Goodwill	1,000,000	-	#2
Total operating expenses	4,867,936	10,208,397
Net income (loss) from operations	(1,080,850	138,891

Other income (expense)
Interest income	30,862	18,608
Interest Expense	(8,000)	(15,534)
Other income (expense), net	31,555	114,264
Total other Income (Expense)	54,417	117,338

Income (loss) before income tax provision/(benefit)	(1,026,433)	256,228
Income Tax Provision/(Benefit)	-	(600,000)
Income from continuing operations	(1,026,433)	856,228

Discontinued operations
Income from operations of discontinued World
Commerce Network, LLC (including income
on disposal of $20,000, net of tax)	-	20,000	#4

NET INCOME (LOSS)	$(1,026,433)	$876,228

EARNINGS PER SHARE:			#5
Basic
Income (loss) from continuing operations	$(0.03)	$0.03
Income (loss) from discontinued operations, net of tax	-	-
Net income (loss)	$(0.03)	$0.03
Diluted
Income (loss) from continuing operations	$(0.03)	$0.03
Income (loss) from discontinued operations, net of tax	-	-
Net income (loss)	(0.03)	0.03

Weighted-average common shares outstanding
Basic	$35,426,125	$36,495,251
Diluted	35,426,125	37,540,251

The accompanying notes are an integral part of these consolidated financial statements

Response to Comment #6

Earnings per share disclosure Year ended December 31, 2007

Earnings (loss) per share:
The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented. The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents. In accordance with SFAS No. 128, "Earnings per Share," common stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options. The average market price of the Company's common stock during the years ended December 31, 2007 and 2006 was
$0.06 and $0.08, respectively. As such, potentially issuable common shares totaling 3,890,000 related to options were excluded from the calculation of diluted loss per share for the period ended December 31, 2006 because their effect was anti-dilutive. Potentially issuable common shares totaling 1,045,000 related to options were included in the calculation of diluted earnings per share for the period ended December 31, 2007.

		Year ended December 31,
Statement of Operations Summary Information:		2006	2007

Numerator:	Income (loss) from continuing operations	$(1,026,433)	$856,228
	Income (loss) from discontinued operations, net of tax	-	20,000
	Net income (loss)	$(1,026,433)	$876,228

Denominator:
Weighted-average common shares outstanding
Basic		35,426,125	36,495,251
Diluted		35,426,125	37,540,251

EARNINGS (LOSS) PER SHARE:
Basic
	Income (loss) from continuing operations	$(0.03)	$0.03
	Income (loss) from discontinued operations, net of tax	-	0.00
	Net income (loss)	$(0.03)	$0.03
Diluted
	Income (loss) from continuing operations	$(0.03)	$0.03
	Income (loss) from discontinued operations, net of tax	-	0.00
	Net income (loss)	$(0.03)	$0.03

Response to Comment #6

Earnings per share disclosure Six months ended June 30, 2008

Earnings (loss) per share:
The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented. The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents. In accordance with SFAS No. 128, "Earnings per Share," common stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options. The average market price of the Company's common stock for the six month periods ended June 30, 2007 and 2008 was
$0.04 and $0.09, respectively. The average market price of the Company's common stock for the three month periods ended June 30,
2007 and 2008 was $0.04 and $0.09, respectively. As such, potentially issuable common shares were not considered in the earnings per share calculation for the three and six month period ending June 30, 2007 because the average fair market value of the Company's common stock was below the exercise price of all outstanding options. Potentially issuable common shares totaling 3,815,000 related to options were included in the calculation of diluted earnings per share for the three and six month periods ended June 30, 2008.

		Six months ended		Three months ended
		June 30,	June 30,	June 30,	June 30,
Statement of Operations Summary Information:		2007	2008	2007	2008

Numerator:	Income (loss) from continuing operations	$ 11,150	$ 278,031	$ 124,264	$ 240,437
	Income (loss) from discontinued operations	-	-	-	-
	Net income (loss)	$ 11,150	$ 278,031	$ 124,264	$ 240,437

Denominator:
Weighted-average common shares outstanding
Basic		35,678,552	40,937,884	35,804,368	41,001,895
Diluted		35,678,552	44,752,884	35,804,368	44,816,895

EARNINGS (LOSS) PER SHARE:
Basic
	Income (loss) from continuing operations	$ 0.00	$ 0.01	$ 0.00	$ 0.01
	Income (loss) from discontinued operations, net of tax	-	-	-	-
	Net income (loss)	$ 0.00	$ 0.01	$ 0.00	$ 0.01

Diluted
	Income (loss) from continuing operations	$ 0.00	$ 0.01	$ 0.00	$ 0.01
	Income (loss) from discontinued operations, net of tax	-	-	-	-
	Net income (loss)	$ 0.00	$ 0.01	$ 0.00	$ 0.01

Response to Comment #6

Earnings per share disclosure Three months ended March 31, 2008

Earnings (loss) per share:
The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented. The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents. In accordance with SFAS No. 128, "Earnings per Share," common stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options. The average market price of the Company's common stock during the years ended March 31, 2008 and 2007 was
$0.10 and $0.04, respectively. Potentially issuable common shares totaling 3,815,000 related to options were included in the calculation of diluted earnings per share for the period ended March 31, 2008.
		Three months ended
		March 31,	March 31,
Statement of Operations Summary Information:		2007	2008

Numerator:	Income (loss) from continuing operations	$(113,115)	$37,594
	Income (loss) from discontinued operations	-	-
	Net income (loss)	$(113,115)	$37,594

Denominator:
Weighted-average common shares outstanding
Basic		35,551,339	40,873,873
Diluted		35,551,339	44,688,873

EARNINGS (LOSS) PER SHARE:
Basic
	Income (loss) from continuing operations	$(0.00)	$0.00
	Income (loss) from discontinued operations, net of tax	-	-
	Net income (loss)	$(0.00)	$0.00

Diluted
	Income (loss) from continuing operations	$(0.00)	$0.00
	Income (loss) from discontinued operations, net of tax	-	-
	Net income (loss)	$(0.00)	$0.00